Exhibit 2.2

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of March 31, 2020, Dr. Reddy’s Laboratories Limited (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American depositary shares, each representing one equity share	RDY	New York Stock Exchange

Our equity shares are traded on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), (collectively, the “Indian Stock Exchanges”) under the ticker symbols “500124” and “DRREDDY”, respectively. Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”) under the ticker symbol “RDY.” Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Ahmedabad Stock Exchange Limited, The Madras Stock Exchange Limited and The Calcutta Stock Exchange Association Limited at the general shareholders meeting held on August 25, 2003.

In connection with the registration of our ADSs pursuant to the requirements of the Securities and Exchange Commission (but not for trading), our equity shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of shares and (ii) ADR holders. Shares underlying the ADSs are held by J.P. Morgan Chase Bank, N.A., the depositary, and holders of ADSs will not be treated as holders of the shares.

The following summary is subject to and qualified in its entirety by our Memorandum and Articles of Association, as amended, and by Indian law, particularly the Indian Companies Act, 2013, as amended (the “Companies Act”).

This is not a summary of all the significant provisions of our Memorandum and Articles of Association, or of Indian law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended March 31, 2020.

ORDINARY SHARES

Item 9. General

9.A.3. Pre-emptive rights

A company incorporated in India must offer its holders of shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any shares, unless these rights have been waived by at least 75% of its shareholders present and voting at a shareholders’ general meeting.

U.S. investors in our ADSs may be unable to exercise preemptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, such securities may be issued to the depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurances as to the value, if any, the depositary would receive upon the sale of these securities. If the depositary determines that the rights could not be sold, the depositary might allow such rights to lapse. To the extent that U.S. investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

9.A.5. Type and class of securities

(a) Generally

One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2020, we had 166,172,082 outstanding equity shares. As of March 31, 2020, 14.10% of our issued and outstanding equity shares were held by ADS holders. Our equity shares and their holders are registered in a registry of members. All of our shares have equal voting rights and carry equal entitlements to dividends.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares must be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional approval from the Reserve Bank of India for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

Investors who exchange our ADSs for our underlying equity shares may be subject to the provisions of the Companies Act and to the disclosure obligations that may be necessary pursuant to the Deposit Agreement with our depositary. The Companies Act requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the registered owner and certain other details.

(b) Restrictions on transfer

Foreign investment in Indian securities, whether in the form of foreign direct investment or in the form of portfolio investment, is governed by the Foreign Exchange Management Act, 1999, as amended (“FEMA”), and the rules, regulations and notifications issued thereunder. Set forth below is a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs.

Foreign Direct Investment

FEMA empowers the Reserve Bank of India (the “RBI”) to frame regulations to prohibit, restrict or regulate the transfer or issuance of any security by a person resident outside India. These regulations were published as the Foreign Exchange Management (Transfer or Issue of Security by a Person resident Outside India) Regulations, 2017. The Central Government superseded these regulations on October 17, 2019 through its notification of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019.

As per these regulations, foreign direct investments can be made in India, other than in certain prohibited sectors, through the “automatic route” or, if the sectors or activities are not permitted under the automatic route, then under the “government route”. If the automatic route applies, then the non-resident investor or the Indian company does not require any approval from Government of India for the investment. If the government route applies, then prior approval of the Government of India is required. Proposals for foreign investment under the government route, are considered by the respective administrative ministry or department.

These regulations also contain provisions regarding sector specific guidelines for foreign direct investment and the levels of permitted equity participation. The total foreign investment shall not exceed the sectoral or statutory cap limit indicated for each sector. In sectors or activities for which no sectoral or statutory cap limit is indicated or not prohibited under these regulations, foreign investment is permitted up to 100% under the automatic route, subject to applicable laws/regulations, security and other conditions.

In May 1994, the Government of India announced that purchases by foreign investors of ADSs, as evidenced by ADRs, and foreign currency convertible bonds of Indian companies would be treated as foreign direct investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board.

For investments in the pharmaceutical sector, the Foreign Direct Investment limit is 100%. However, unlike Foreign Direct Investments in new pharmaceutical projects (sometimes called “greenfield” investments), Foreign Direct Investments in existing Indian pharmaceutical companies (sometimes called “brownfield” investments) are nonetheless subject to approval by the Foreign Investment Promotion Board in excess of 74% (which can incorporate conditions for its approval at the time of grant). Thus, foreign ownership of in excess of 74% of our equity shares would be allowed but would require certain approvals.

The Ministry of Finance abolished the Foreign Investment Promotion Board in May 2017 and the processing of applications for Foreign Direct Investment and approval of the Government thereon under the Policy and FEMA, was transferred to be handled by the concerned Ministries/Departments in consultation with the Department for Promotion of Industry and Internal Trade.

Portfolio Investment Scheme

Under Indian law, persons or entities residing outside of India cannot acquire securities of an Indian company listed on a stock exchange (“Portfolio Investments”) unless such non-residents are (a) persons of Indian nationality or origin residing outside of India (also known as Non-Resident Indians or “NRIs”) or (b) registered Foreign Institutional Investors (“FIIs”) or Foreign Portfolio Investors (“FPIs”).

Portfolio Investments by NRIs

A variety of methods for investing in shares of Indian companies are available to NRIs. These methods allow NRIs to make Portfolio Investments in existing shares and other securities of Indian companies on a basis not generally available to other foreign investors.

Portfolio Investments by FIIs

In September 1992, the Government of India issued guidelines that enable FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all of the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India (“SEBI”), and a general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI (Foreign Institutional Investors Regulations) 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the RBI’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares.

Portfolio Investments by FPIs

The regime permitting Portfolio Investments by FIIs was previously governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “2014 FPI Regulations”). Further with a view to ease investments by FPIs, the 2014 FPI Regulations were amended through the SEBI (Foreign Portfolio Investors) Regulations, 2019, which was notified on September 23, 2019 (the “2019 FPI Regulations” and, together with the 2014 FPI Regulations, the “FPI Regulations”).

A person which has been registered as a FPI under chapter II of the 2019 FPI Regulations may purchase or sell capital instruments of an Indian company on a recognized stock exchange in India as well as purchase shares and convertible debentures offered to the public under the FPI Regulations.

A FPI is defined as any investment made by a person resident outside India in capital instruments where such investment is (a) less than 10% of the post issue paid-up equity capital on a fully diluted basis of a listed Indian company or (b) less than 10% of the paid up value of each series of capital instruments of a listed Indian company. FPIs are subject to ownership limits in Portfolio Investments, as further described below, and only certain categories of FPIs may invest or deal in exchange traded derivative contracts approved by SEBI from time to time. FPIs are required to be registered with the designated depositary participant on behalf of SEBI subject to compliance with “Know Your Customer” rules.

The 2019 FPI Regulations have categorized FPIs based on regulatory status and country of residence — that is, whether the entity is from a Financial Action Task Force (“FATF”) member country. The operating guidelines have provided guidance on re-categorization of FPIs. While Category-I FPIs under the 2014 FPI Regulations would remain the same, the former Category-II FPIs have been re-characterized under the 2019 FPI Regulations as Category-I or –II, depending upon their eligibility.

A FPI may purchase or sell capital instruments of an Indian company on a recognized stock exchange in India as well as purchase shares and convertible debentures offered to the public under the FPI Regulations.

Further, a FPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. A FPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government of India; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with SEBI (ICDR) Regulations, 2018.

Ownership restrictions

The SEBI and the RBI regulations restrict portfolio investments in Indian companies by FIIs, NRIs and FPIs, all of which we refer to as “foreign portfolio investors.” Under current Indian law, FPIs may in the aggregate hold not more than 24.0% of the equity shares of an Indian company, and NRIs in the aggregate may hold not more than 10.0% of the shares of a publicly traded Indian company through portfolio investments.

The Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the "NDI Rules") has brought about a substantial change in the Schedule II to the NDI Rules, stating that effective as of April 1, 2020, the aggregate limit would be the sectoral cap applicable to such Indian company. An Indian company may, with the approval by resolution of its board of directors and by special resolution of its members: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24%, 49% or 74%, as it deems fit, or (ii) increase the aggregate limit to 49% or 74%, or the sectoral cap or statutory ceiling, as it deems fit. However, once the aggregate limit is increased, the limit cannot be reduced later.

If a FPI’s investments exceed the prescribed limits, the FPI will have the option to divest its excess holdings within 5 trading days, failing which the entire investment in the company will be considered a Foreign Direct Investment (“FDI”). If the investment falls under a category where FDI is prohibited, the aggregate FPI limit is capped at 24%.

No single FPI may hold more than 10.0% of the shares of an Indian company and no single NRI may hold more than 5.0% of the shares of an Indian company. If multiple entities have at least 50% overlap in their ownership (direct or ultimate beneficial owners), then such entities shall be treated as part of the same group and the above percentage of FPI investment limit shall apply to the entire group as if they were a single FPI.

On September 24, 2001, our shareholders have passed a resolution enhancing the limits of portfolio investment by FIIs in the aggregate to 49%. NRIs in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FPIs unless they convert their ADSs into equity shares.

As of March 31, 2020, FIIs and FPIs collectively held 30.15% of our equity shares and NRIs held 0.99% of our equity shares.

In September 2011, the Securities and Exchange Board of India (“SEBI”) enacted the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “2011 Takeover Code”), which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Under the 2011 Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company (the “target company”) such that the aggregate shareholding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in the target company, or acquires or agrees to acquire control over the target company, either alone or together with any persons acting in concert), is 5% or more of the shares of the target company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the target company to the target company and to the stock exchanges in which the shares of the target company are listed.

Furthermore, an acquirer who, together with persons acting in concert with such acquirer, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the target company to the target company and to the stock exchanges in which the shares of the target company are listed within two working days of such acquisition or sale or receipt of intimation of allotment of such shares.

Every acquirer, who together with persons acting in concert with such acquirer, holds shares or voting rights entitling such acquirer to exercise 25% or more of the voting rights in a target company, has to disclose to the target company and to stock exchanges in which the shares of the target company are listed, their aggregate shareholding and voting rights as of the thirty-first day of March, in such target company within seven working days from the end of the fiscal year of that company.

The acquisition of shares or voting rights that entitles the acquirer to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire additional shares representing at least 26% of the total shares of the target company for an offer price determined as per the provisions of the 2011 Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

Since we are a listed company in India, the provisions of the 2011 Takeover Code will apply to us and to any person acquiring our ADSs, equity shares or voting rights in our company.

Pursuant to the 2011 Takeover Code, we must report to the Indian stock exchanges on which our equity shares are listed, any disclosures made to us under 2011 Takeover Code.

Holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, our company and the depositary of our ADRs.

Subsequent transfer of shares

A person resident outside India holding the shares or debentures of an Indian company may transfer the equity instruments held by him, in compliance with the conditions specified in the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 ("NDI Rules"), as follows:

(i)	A person resident outside India who is not a NRI, an overseas citizen of India or a former Overseas Corporate Body (“OCB”), may transfer by way of sale or gift, the equity instruments held by him to any person resident outside India;

(ii)	A NRI may transfer by way of sale or gift, the equity instruments held by that person to another NRI or to any person resident outside India; or

(iii)	A person resident outside India holding the equity instruments of an Indian company in accordance with the NDI Rules, (a) may transfer such equity instrument to a person resident in India by way of sale or gift; or (b) may sell such equity instrument on a recognized Stock Exchange in India through a registered broker.

In enacting the NDI Rules, the Central Government superseded the Foreign Exchange Management (Transfer or Issue of Securities by a person Resident Outside India) Regulations, 2017.

The NDI Rules give the readers a consolidated view of the transfer or issue of securities by a person resident outside India and also clarifies several aspects of FDI. These regulations aim towards further simplification and provide greater clarity on differentiation between FDI and FPI.

ADS guidelines

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”), as modified from time to time, promulgated by the Government of India. The 1993 Scheme is in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purpose of the application of Indian tax laws. In March 2001, the RBI issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs. This notification provides that ADSs converted into Indian shares can be converted back into ADSs, subject to compliance with certain requirements and the limits of sectorial caps.

The Ministry of Finance, Government of India, enacted The Depository Receipts Scheme, 2014 (the “Depository Receipts Scheme”) effective as of December 15, 2014. In order to facilitate the issuance of depository receipts by Indian companies outside India, the Depository Receipts Scheme repeals the former provisions dealing with depository receipts in the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. The Depository Receipts Scheme now governs the issue or transfer of permissible securities to a foreign depository by eligible persons and defines the rights and duties of a foreign depository and obligations of a domestic custodian.

There are certain relaxations provided under the Depository Receipts Scheme subject to prior approval of the Ministry of Finance. For example, a registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs. However, such conversion is subject to compliance with the provisions of the Depository Receipts Scheme and the periodic guidelines issued by the regulatory authorities. Therefore depository receipts converted into Indian shares may be converted back into depository receipts, subject to certain limits of sectorial caps.

Under the Depository Receipts Scheme, a foreign depository may take instructions from depository receipts holders to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the Depository Receipts Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

Securities and Exchange Board of India (SEBI) introduced a framework for the issuance of Depository Receipts (“DRs”) by companies listed on stock exchanges in India and for the “permissible securities” underlying any such DR issuance (“DR Framework”), pursuant to its circular dated October 10, 2019. The requirements for issuance of DRs set out in the DR Framework are in addition to the requirements under the Companies Act, 2013 and rules thereunder, the 2014 Scheme and the foreign exchange regulations. The key aspects provided under the DR framework are:

•	Eligible Issuer –Only a Company incorporated in India and listed on a recognized stock exchange in India is allowed to issue and only their holders may transfer permissible securities, as the underlying securities for issuance of DRs.

•	Permissible Holders – Indian residents and NRIs are not allowed to be permissible holders or beneficial owners of DRs.

•	Obligations of Listed Company – The listed company must comply with applicable laws and regulations and ensure that only permissible securities are issued as the underlying securities for any DR issuance.

•	Minimum Public Shareholding – In the case of issuance of new DRs, the listed company shall ensure that the limit on foreign holding of permissible securities as prescribed under applicable FEMA regulations is not exceeded and shall comply with the minimum public shareholding norms in India, after excluding the permissible securities held by the depository.

•	Minimum Price - The minimum price for the issuance or transfer of permissible securities is the price applicable to the corresponding mode of issue (i.e., public offer, preferential allotment or qualified institutions placement) to domestic investors in India under applicable laws.

The jurisdictions where DRs may be issued and exchanges where DRs may be listed pursuant to the DR Framework were notified pursuant to a circular dated November 28, 2019. While the DR framework for listed entities has been operationalized, further amendments and requirements may be notified from time to time.

Under the DR framework, ‘permissible securities’ has also been defined to mean “equity shares and debt securities, which are in a dematerialized form and rank pari passu with the securities issued and listed on a Recognized stock exchange“. Previously, under the 2014 Depository Receipts Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities.

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 pursuant to Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. An amended, the “public shareholding” for our equity shares held by the public includes shares underlying depository receipts if the holder of such depository receipts has the right to issue voting instruction and such depository receipts are listed on an international stock exchange in accordance with the Depository Receipts Scheme.

Fungibility of ADSs

A registered broker in India can purchase shares of an Indian company that issued ADSs, on behalf of a person residing outside India, for the purposes of converting the shares into ADSs.

The Depository Receipts Scheme states that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside lndia, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

Transfer of ADSs

A person resident outside India may transfer ADSs held in an Indian company to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options.

Shareholders resident outside India who intend to sell or otherwise transfer equity shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.

9.A.6. Limitations or qualifications

Not applicable.

9.A.7. Other rights

Not applicable.

Item 10.B. Memorandum and articles of association

10.B.3. Shareholder rights

(a)	Dividend rights.

Our board of directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Companies Act, our shareholders may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend. The dividend declared by the shareholders, if any, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder approval.

Under the Companies Act, 2013 and rules made thereunder, dividends may be paid out of profits of a company in that financial year in which the dividend is declared after providing for depreciation or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, company may transfer a percentage of its profits which it considers appropriate to its reserves. The Companies Act, 2013 further provides that in case of an inadequacy or absence of profits in any year, a maximum of 10% of paid-up capital can be declared as dividend, subject to other provisions contained in the Companies (Declaration and Payment of Dividend) Rules, 2014.

The Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of their declaration are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within 7 days from the date of expiration of such 30 days period to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act, 2013.

(b)	Voting rights.

All of our equity shares have the same voting rights. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held. There are no cumulative voting rights. If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

As per SEBI (Listing Obligations and Disclosure Requirements) Regulations it is mandatory for e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed in the Companies (Management and Administration) Rules, 2014. Our procedures comply with such rules and provide the opportunity for electronic voting by shareholders.

The Companies Act, 2013 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation and that, at every annual general meeting, one-third of the directors who are subject to re-election must retire from the Board. However, if eligible for re-election, they may be re-elected by our shareholders at the annual general meeting.

Due to India’s adoption of the Companies Act, 2013, effective as of April 1, 2014, non-full time independent directors are no longer required to retire from the Board by rotation. As a result, at annual general meetings held after April 1, 2014, our non-full time independent directors are excluded from the calculation of the two-thirds directors who are subject to re-election by our shareholders in rotation.

Our non-full time independent directors hold office for a term of up to 5 consecutive years from the date of initial appointment under the provisions of the Companies Act, 2013. Each such non-full time independent director shall be eligible for re-appointment for a second term of up to 5 consecutive years if determined in a special resolution passed by our shareholders.

(c)	Rights to share in our profits.

See “Dividend Rights” in subsection (a) above.

(d)	Rights to share in any surplus in the event of our liquidation.

As per the Companies Act, 2013 and the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by us to our employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares.

In the event of our Company’s liquidation, all preferential amounts, if any, shall be discharged by us. Our remaining assets shall be distributed to the holders of equity shares based upon the proportion of the number of shares held to the total equity shares outstanding as on that date.

(e)	Redemption provisions.

Not applicable.

(f)	Sinking fund provisions.

Not applicable.

(g)	Liability to further capital calls by us.

Although our Memorandum and articles of association do provide for certain capital call obligations in respect of any monies unpaid on the shares of a shareholder, all of our issued and outstanding shares have been fully paid in. Accordingly, our shareholders are not obliged to make further contributions with respect to their shares.

(h)	Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

No such provisions are applicable under our Memorandum and articles of association. However, for a summary of the restrictions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “2011 Takeover Code”), see item 9.A.5. “Type and class of securities” set forth above.

10.B.4. Changes to shareholder rights

Currently, only one class of equity shares is authorized and outstanding under our Memorandum and articles of association. However, if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of such proportion of the issued shares of that class as maybe specified in the Companies Act or rules made thereunder, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights as described above.

10.B.6. Limitations on rights to own securities

No limitations on the rights to own securities are applicable under our memorandum and articles of association. However, for a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs, see item 9.A.5. “Type and class of securities” set forth above.

10.B.7 Change in control

No provisions that would have an effect of delaying, deferring or preventing a change in control of the company are applicable under our Memorandum and articles of association. However, for a summary of the restrictions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, see item 9.A.5. “Type and class of securities” set forth above.

10.B.8 Disclosure of shareholdings

The Companies Act requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the registered owner and certain other details.

10.B.9 Differences in the law

See the references to Indian law throughout this “Item 10.B Memorandum and articles of association.”

10.B.10 Changes in capital

The requirements of the memorandum and articles of association regarding changes in capital are not more stringent than the requirements of Indian law.

Item 12. Description of Securities Other than Equity Securities

12.A Debt Securities.

Not applicable.

12.B Warrants and Rights

Not applicable.

12.C Other securities

Not applicable.

12.D American Depositary Shares

J.P. Morgan Chase Bank, N.A. has been appointed as the depositary pursuant to the Deposit Agreement. J.P. Morgan Chase Bank, N.A.’s principal executive office is located at 4 New York Plaza, New York, New York 10004.

Each of our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), represents one of our equity shares. Our ADSs are issued by the depositary, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive an equity share of our company in exchange for a certain number of ADRs). Only the depositary is registered as shareholder in our share register. An ADR is not an equity share and an ADR holder is not a shareholder of our company.

For a summary of the material provisions of the Deposit Agreement, see the “DESCRIPTION OF AMERICAN DEPOSITARY SHARES,” beginning on page S-153 of our Supplement To Prospectus Dated November 13, 2006 filed pursuant to Rule 424(b)(3) with the SEC on November 17, 2006.